

TOPA Fort Worth
Fort Worth, TX

Earnings Release
and Supplemental Report

Fourth Quarter 2025

Healthpeak® | DOC LISTED NYSE



The Boardwalk
San Diego, CA

TABLE OF
Contents

Healthpeak Properties Provides Strategic Initiatives Update and Reports Fourth Quarter 2025 Results

DENVER, February 2, 2026 - Healthpeak Properties, Inc. (NYSE: DOC), a leading owner, operator, and developer of real estate for healthcare discovery and delivery, today provided a strategic initiatives update and announced results for the quarter ended December 31, 2025.

STRATEGIC INITIATIVES AND COMMENTARY

–   We recently announced the formation and planned initial public offering ("IPO") of Janus Living, Inc., a real estate investment trust ("REIT") dedicated to senior housing. Given its relative scale within Healthpeak, the public markets have had difficulty properly valuing our senior housing portfolio and platform. The IPO is intended to enable Healthpeak to unlock value immediately, and leverage our industry expertise and relationships. Healthpeak will have strong alignment through stock ownership of Janus Living.

–   We are capitalizing on strong private market demand for outpatient medical real estate by selling fully stabilized assets and recycling capital into higher growth opportunities, including highly strategic life science campuses in our core submarkets at what we believe is an attractive investment basis. We are well underway on our opportunistic capital recycling plan, including $1 billion of asset sales, recapitalizations, and loan repayments in 2026. These potential transactions would provide further flexibility to recycle capital into highly pre-leased outpatient medical developments at higher returns, acquire assets with significant upside, and/or repurchase shares.

–   Our technology innovation initiatives are focused on automation, superior and faster decision-making, and better servicing our clients. We recently welcomed Omkar Joshi as Head of Enterprise Innovation to lead Healthpeak's technology, automation, and data initiatives and oversee the continued rollout of our agentic operating system to improve performance across the back office and tenant experience.

–   Our earnings guidance for 2026 reflects the life science environment over the past several years, which peaked in intensity in the first half of 2025. We believe improvement in biopharma M&A and capital markets activity that started in Fall 2025 has continued into early 2026, new deliveries are minimal, and certain life science buildings are pivoting to alternative uses. This backdrop supports our view that life science real estate fundamentals are at or near an inflection point, while continuing to acknowledge that a full recovery will take time.



Galen Aurora
Aurora, CO

FOURTH QUARTER 2025 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.16 per share, Nareit FFO of $0.47 per share, FFO as Adjusted of $0.47 per share, AFFO of $0.40 per share, and Total Merger-Combined Same-Store Cash (Adjusted) NOI growth of +3.9%

– On January 4, 2026, Healthpeak's Board of Directors declared a monthly common stock cash dividend of $0.10167 per share for each of January, February, and March of 2026, representing cash dividends totaling $0.305 per share for the first quarter, and an annualized dividend amount of $1.22 per share

– Fourth quarter new and renewal lease executions totaled 2.1 million square feet:

  • Outpatient Medical new lease executions totaled 288,000 square feet and renewal lease executions totaled 1.5 million square feet, with +4.4% cash releasing spreads on renewals

    ◦ Subsequent to the fourth quarter, and through February 2, 2026, executed approximately 910,000 square feet of Outpatient Medical leases and signed letters of intent ("LOI")

  • Lab new lease executions totaled 261,000 square feet and renewal lease executions totaled 72,000 square feet, with renewals averaging an 84-month term, $0.11 per square foot per year average tenant improvements, and -1.7% cash releasing spreads on renewals

    ◦ Subsequent to the fourth quarter, and through February 2, 2026, executed approximately 100,000 square feet of Lab leases and signed LOIs

– Life Plan fourth quarter year-over-year and sequential Merger-Combined Same-Store Cash (Adjusted) NOI growth of +16.7% and +15.4%, respectively

– Acquired a 1.4 million square foot campus in South San Francisco for $600 million

– Acquired the remaining 46.5% joint venture partner's interest in a 19-community senior housing portfolio for $314 million and entered into a purchase and sale agreement ("PSA") or LOI for an additional $360 million of senior housing acquisitions

– Closed on $325 million of outpatient medical sales and received loan repayments totaling $24 million in the fourth quarter 2025

– In January 2026, executed an LOI for the recapitalization and sale of an 80% joint venture interest in a six-property outpatient medical portfolio with a gross valuation of $212 million, which is expected to generate proceeds of approximately $170 million

– Net Debt to Adjusted EBITDAre was 5.2x for the quarter ended December 31, 2025

FULL YEAR 2025 HIGHLIGHTS

– Net income of $0.10 per share, Nareit FFO of $1.81 per share, FFO as Adjusted of $1.84 per share, AFFO of $1.69 per share, and Total Merger-Combined Same-Store Cash (Adjusted) NOI growth of +4.0%

– Outpatient Medical new lease executions totaled a record 1 million square feet and renewal lease executions totaled 3.9 million square feet with 79% retention and +5.0% cash releasing spreads on renewals

– Lab new lease executions totaled 562,000 square feet and renewal lease executions totaled 889,000 square feet with 72% retention and +5.0% cash releasing spreads on renewals

– Life Plan full year Merger-Combined Same-Store Cash (Adjusted) NOI growth of +12.6% and record high non-refundable entry fee cash collections of $153 million

  • 2025 marked Healthpeak's fourth consecutive year of record non-refundable entry fee cash collections

– Asset sales and loan repayments totaling $511 million

– 2025 sustainability and responsible business recognitions include:

  • Obtained 6 new LEED certifications, 14 new ENERGY STAR certifications, 135 ENERGY STAR recertifications, and 13 ENERGY STAR NextGen certifications in 2025

  • Received a Green Star rating from the Global Real Estate Sustainability Benchmark ("GRESB")

  • Named to Newsweek's America's Most Responsible Companies list for the seventh consecutive year

  • Named a constituent S&P Global North America Dow Jones Sustainability Index for the twelfth consecutive year and named a constituent in the S&P Global Dow Jones Sustainability World Index for the fifth time

  • Named to the S&P Global Sustainability Yearbook for the tenth consecutive year

To learn more about Healthpeak's commitment to responsible business and view our Corporate Impact Report, please visit www.healthpeak.com/corporate-impact.

FOURTH QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended December 31, 2025		Three Months Ended December 31, 2024	
	Amount	Per Share	Amount	Per Share
Diluted net income (loss) applicable to common shares	$ 113,848	$ 0.16	$ 4,400	$ 0.01
Diluted Nareit FFO applicable to common shares	333,105	0.47	311,396	0.44
Diluted FFO as Adjusted applicable to common shares	331,713	0.47	329,264	0.46
Diluted AFFO applicable to common shares	284,130	0.40	311,923	0.44

FULL YEAR COMPARISON

(in thousands, except per share amounts)	Year Ended December 31, 2025		Year Ended December 31, 2024	
	Amount	Per Share	Amount	Per Share
Diluted net income (loss) applicable to common shares	$ 70,513	$ 0.10	$ 242,491	$ 0.36
Diluted Nareit FFO applicable to common shares	1,287,192	1.81	1,108,941	1.61
Diluted FFO as Adjusted applicable to common shares	1,310,448	1.84	1,247,929	1.81
Diluted AFFO applicable to common shares	1,201,778	1.69	1,156,876	1.68

MERGER-COMBINED SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month and full year total Merger-Combined SS Cash (Adjusted) NOI growth.

Year-Over-Year Total Merger-Combined SS Cash (Adjusted) NOI Growth

	Three Month		Full Year	
	SS Growth %	% of SS	SS Growth %	% of SS
Outpatient Medical	4.1%	54.1%	3.9%	54.8%
Lab	(0.3%)	33.9%	1.5%	34.1%
Life Plan	16.7%	12.0%	12.6%	11.1%
Total Merger-Combined SS Cash (Adjusted) NOI	**3.9%**	**100.0%**	**4.0%**	**100.0%**

Nareit FFO, FFO as Adjusted, AFFO, Total Merger-Combined Same-Store Cash (Adjusted) NOI, and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts. See "December 31, 2025 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP, available in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results. See also the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information.

DIVIDEND

On January 4, 2026, Healthpeak's Board of Directors declared a monthly common stock cash dividend of $0.10167 per share for each of January, February, and March of 2026, representing cash dividends totaling $0.305 per share for the first quarter, and an annualized dividend amount of $1.22 per share. The dividend is payable on the payment dates set forth in the table below to stockholders of record as of the close of business on the corresponding record date.

Record Date	Payment Date	Amount
January 16, 2026	January 30, 2026	$0.10167 per common share
February 13, 2026	February 27, 2026	$0.10167 per common share
March 17, 2026	March 31, 2026	$0.10167 per common share

SENIOR HOUSING ACQUISITIONS

In December 2025, Healthpeak assembled an approximately $675 million pipeline of senior housing investments. In January 2026, Healthpeak closed on the buyout of its joint venture partner's share of a portfolio totaling approximately $314 million. The remaining approximately $360 million acquisition pipeline is anticipated to close during the first quarter 2026. Healthpeak is targeting 8% to 9% cash NOI yields upon stabilization across these investments. No assurance can be given that such cash NOI yields ranges will be achieved.

JOINT VENTURE BUYOUT

In January 2026, Healthpeak acquired its joint venture partner's 46.5% interest in a previously unconsolidated joint venture that held a portfolio of 19 senior housing communities for approximately $314 million. The portfolio is concentrated in high-growth markets, including Houston and Denver, and comprises 3,355 units, with independent living units representing approximately 73% of the total units. Occupancy in the portfolio was 81.7% as of the fourth quarter of 2025.

Healthpeak now has full decision-making control of the portfolio and has reached management transition agreements with Pegasus Senior Living and Ciel Senior Living. The new contracts include strong alignment through performance incentives. Healthpeak believes these operator transitions will position the properties to capture embedded occupancy and NOI growth from improved operational performance.

$360 MILLION ACQUISITION PIPELINE

Healthpeak entered into a PSA for a two-building senior housing portfolio in the Atlanta MSA, and is also under LOI on a three-building senior housing portfolio in the Orlando MSA. The projects represent over 700 units on a combined basis and will be operated by leading operators well known to Healthpeak under management contracts with strong alignment.

GATEWAY CROSSING CAMPUS ACQUISITION

As previously announced, in December 2025 and January 2026, Healthpeak closed on the acquisition of Gateway Crossing, a 1.4-million square foot campus on 29 acres located on Gateway Boulevard in South San Francisco for a total of $600 million, representing a low-6% going-in yield.

The seven-building campus is 63% occupied and includes a 15,000-square foot amenity building, along with additional density potential that could support lab, office, or mixed-use development over time. The acquisition deepens and expands Healthpeak's tenant relationships within the submarket. Healthpeak's footprint in South San Francisco now totals approximately 6.5 million square feet across 210 acres, further solidifying its leadership position in one of the world's most dynamic biopharma submarkets.

DISPOSITIONS AND LOAN REPAYMENTS

DISPOSITIONS

In January 2026, Healthpeak executed an LOI for the recapitalization and sale of an 80% joint venture interest in a six-property outpatient medical portfolio with a gross valuation of $212 million, which is expected to generate proceeds of approximately $170 million.

In January 2026, Healthpeak closed on a previously disclosed sale of a leasehold interest in a four-building, 239,000 square foot lab campus in Salt Lake City, Utah as part of a contractual purchase option with the ground lessor. The purchase price was approximately $68 million, representing a cash capitalization rate of approximately 11%.

As previously disclosed, during the fourth quarter of 2025, Healthpeak closed on 834,000 square feet of outpatient medical dispositions for approximately $325 million, representing a low-6% cash capitalization rate.

LOAN REPAYMENTS

During the fourth quarter of 2025, Healthpeak received loan repayments of $24 million at a blended interest rate of 8.2%, bringing total 2025 loan repayments to $150 million at a blended interest rate of 9.9%.

PLATFORM ENHANCEMENTS

Over the past year, Healthpeak has continued to strengthen its platform with key leadership additions across enterprise innovation, finance, legal, life science, and transactions.

- **Omkar Joshi** joined Healthpeak in January 2026 as Head of Enterprise Innovation. Mr. Joshi joins Healthpeak from Palantir Technologies, where he spent a decade deploying operational AI for enterprise and public-sector clients and leading data-driven strategy, analytics, and technology-enabled transformation. Most recently, Mr. Joshi led Palantir's Real Estate solutions for both private and public institutional investors.
- **Jonathan Hughes, CFA,** joined Healthpeak in January 2026 as Senior Vice President to lead finance and investor relations activities related to our senior housing portfolio. Mr. Hughes brings 16 years of capital markets experience, most recently covering REITs at Raymond James.
- **Jeff Miller** rejoined Healthpeak in January 2026 as Senior Vice President – General Counsel to lead legal activities related to our senior housing portfolio. Mr. Miller brings decades of healthcare REIT experience, including eight years at Healthpeak as General Counsel and Head of Senior Housing.
- **Austin Lee** rejoined Healthpeak in 2026 as Vice President – Investments, with a focus on Senior Housing investments. Mr. Lee returns to Healthpeak following work in real estate private equity where he focused on senior housing acquisitions, asset management, and business development.
- **Denis Sullivan** joined Healthpeak in August 2025 as Managing Director – Lab Investments and San Diego Market Lead. Mr. Sullivan brings two decades of life science real estate leadership, with experience spanning investments, operations, and capital strategy having served as CIO / CFO at BioMed Realty.
- **Claire Donegan Brown** joined Healthpeak in January 2025 as Senior Vice President, assuming leadership of the company's Boston lab portfolio. Ms. Brown brings 13 years of experience in leasing, development, and asset management within the Boston market, including prior roles at BXP, a publicly traded REIT, and Greatland Realty Partners, an owner and developer of lab real estate in Boston.

BALANCE SHEET

In January 2026, Healthpeak repaid $103 million of senior housing secured mortgage debt. Following the repayment, Healthpeak's senior housing portfolio is unencumbered.

JANUS LIVING

On January 7, 2026, Healthpeak announced the formation and planned IPO of Janus Living, Inc. a REIT dedicated to senior housing. Additionally, on January 7, 2026, Healthpeak also announced it confidentially submitted a draft registration statement on Form S-11 to the United States Securities and Exchange Commission ("SEC") in December 2025 related to the proposed Janus Living IPO.

Healthpeak expects to complete the IPO in the first half of 2026, subject to market conditions, receipt of regulatory approvals, completion of the related financings, completion of the SEC's review, and other customary conditions.

An investor presentation regarding the transaction can be found on the Investor Relations section of Healthpeak's website, ir.healthpeak.com

2026 GUIDANCE

For the full year 2026, we have established the following guidance ranges:

- Diluted earnings per common share from $0.34 – $0.38
- Diluted Nareit FFO per share of $1.70 – $1.74
- Diluted FFO as Adjusted per share of $1.70 – $1.74
- Total Merger-Combined Same-Store Cash (Adjusted) NOI growth of (1%) – 1%

These estimates are based on our current view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2026. For additional details and assumptions, please see page 13 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

CONFERENCE CALL INFORMATION

Healthpeak has scheduled a conference call and webcast for Tuesday, February 3, 2026, at 8:00 a.m. Mountain Time.

The conference call can be accessed in the following ways:

- Healthpeak's website: https://ir.healthpeak.com/news-events
- Webcast: https://events.q4inc.com/attendee/580523964. Joining via webcast is recommended for those who will not be asking questions.
- Telephone: The participant dial-in number is (800) 715-9871

An archive of the webcast will be available on Healthpeak's website through February 2, 2027, and a telephonic replay can be accessed through February 10, 2026, by dialing (800) 770-2030 and entering conference ID number 95156.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns, operates, and develops high-quality real estate focused on healthcare discovery and delivery.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to the proposed Janus Living IPO or current, pending or contemplated acquisitions, dispositions, developments, redevelopments, joint venture transactions, leasing activity and commitments, financing activities, or other transactions discussed in this release; (ii) the payment of a monthly cash dividend; and (iii) the information presented under the heading "2026 Guidance Information." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: changes to regulatory, funding, staffing, trade, and other policies and actions by the U.S. political administration; macroeconomic trends that may increase borrowing, construction, labor and other operating costs; changes within the life science industry, and significant regulation, funding requirements, and uncertainty faced by our lab tenants; factors adversely affecting our tenants', operators', or borrowers' ability to meet their financial and other contractual obligations to us; the insolvency or bankruptcy of one or more of our major tenants, operators, or borrowers; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in that specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement risks, which can render a project less profitable or unprofitable and delay or prevent its undertaking or completion; the ability of the hospitals on whose campuses our outpatient medical buildings are located and their affiliated healthcare systems to remain competitive or financially viable; operational risks associated with our senior housing properties managed by third parties, including our properties operated through structures permitted by the Housing and Economic Recovery Act of 2008, which includes most of the provisions previously proposed in the REIT Investment Diversification and Empowerment Act of 2007 (commonly referred to as "RIDEA"); the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in a significant loss of capital invested in a property, lower than expected future revenues, and unanticipated expenses; our use of joint ventures may limit our returns on and our flexibility with jointly owned investments; our use of rent escalators or contingent rent provisions in our leases; competition for suitable healthcare properties to grow our investment portfolio; our ability to exercise rights on collateral securing our real estate-related loans; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate and/or operate acquisitions or internalize property management; the potential impact of unfavorable resolution of litigation or disputes and resulting rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; environmental, social and governance and sustainability commitments and changing requirements, as well as stakeholder expectations; epidemics, pandemics, or other infectious diseases, and health and safety measures intended to reduce their spread; our past participation in the Coronavirus Aid, Relief, and Economic Security Act Provider Relief Fund and other Covid-related stimulus and relief programs; laws or regulations prohibiting eviction of our tenants; human capital risks, including the loss or limited availability of our key personnel; our reliance on information technology and any material failure, inadequacy, interruption, or security failure of that technology; the use of, or inability to use, artificial intelligence by us, our tenants, our vendors, and our investors; volatility, disruption, or uncertainty in the financial markets; increased interest rates and borrowing costs, which could impact our ability to refinance existing debt, sell properties, and conduct investment activities; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all; an increase in our level of indebtedness; covenants in our debt instruments, which may limit our operational flexibility, and breaches of these covenants; volatility in the market price and trading volume of our common stock; adverse changes in our credit ratings; the pending initial public offering of Janus Living may not be completed on the currently contemplated timeline or terms, or at all, and may not achieve the intended benefits; our economic exposure to shifts in the price of Janus Living common stock and our ability to control the assets and activities of Janus Living; potential conflicts of interest in our relationship with Janus Living; our ability to maintain our qualification as a real estate investment trust ("REIT"); our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from "prohibited transactions"; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; tax protection agreements that may limit our ability to dispose of certain properties and may require us to maintain certain debt levels; ownership limits in our charter that restrict ownership in our stock, and provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; conflicts of interest between the interests of our stockholders and the interests of holders of Healthpeak OP, LLC ("Healthpeak OP") common units; provisions in the operating agreement of Healthpeak OP and other agreements that may delay or prevent unsolicited acquisitions and other transactions; our status as a holding company of Healthpeak OP; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings.

Moreover, other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements, and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our website or otherwise. We do not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Healthpeak Properties, Inc.

Consolidated Balance Sheets
In thousands, except share and per share data

	December 31, 2025	December 31, 2024
Assets		
Real estate:		
Buildings and improvements	$ 16,593,535	$ 16,115,283
Development costs and construction in progress	1,010,657	880,393
Land and improvements	3,007,346	2,918,758
Accumulated depreciation	(4,512,443)	(4,083,030)
Net real estate	16,099,095	15,831,404
Loans receivable, net of reserves of $11,345 and $10,499	606,020	655,917
Investments in unconsolidated joint ventures	802,601	936,814
Accounts receivable, net of allowance of $2,018 and $2,243	78,327	76,810
Cash and cash equivalents	467,457	119,818
Restricted cash	70,245	64,487
Intangible assets	654,516	817,254
Assets held for sale	80,621	7,840
Right-of-use asset	412,198	424,173
Deferred tax assets	111,248	115,258
Goodwill	68,529	68,529
Other assets	885,161	819,951
Total assets	**$ 20,336,018**	**$ 19,938,255**
Liabilities and Equity		
Bank line of credit and commercial paper	$ 1,078,850	$ 150,000
Term loans	1,647,113	1,646,043
Senior unsecured notes	6,772,722	6,563,256
Mortgage debt	349,209	356,750
Intangible liabilities	173,697	191,884
Liabilities related to assets held for sale	11,900	—
Lease liability	296,260	307,220
Accounts payable, accrued liabilities, and other liabilities	718,509	725,342
Deferred revenue	985,307	940,136
Total liabilities	**$ 12,033,567**	**$ 10,880,631**
Commitments and contingencies		
Redeemable noncontrolling interests	159,581	2,610
Common stock, $1.00 par value: 1,500,000,000 shares authorized; 695,036,731 and 699,485,139 shares issued and outstanding	695,037	699,485
Additional paid-in capital	12,767,914	12,847,252
Cumulative dividends in excess of earnings	(5,952,920)	(5,174,279)
Accumulated other comprehensive income (loss)	(9,937)	28,818
Total stockholders' equity	7,500,094	8,401,276
Joint venture partners	295,455	315,821
Non-managing member unitholders	347,321	337,917
Total noncontrolling interests	642,776	653,738
Total equity	**$ 8,142,870**	**$ 9,055,014**
Total liabilities and equity	**$ 20,336,018**	**$ 19,938,255**

Healthpeak Properties, Inc.

Consolidated Statements of Operations
In thousands, except per share data

	Three Months Ended December 31,		Year ended December 31,	
	2025	2024	2025	2024
Revenues:				
Rental and related revenues	$ 549,029	$ 535,131	$ 2,156,743	$ 2,087,196
Resident fees and services	155,749	145,963	603,989	568,475
Interest income and other	14,624	16,894	61,780	44,778
Total revenues	719,402	697,988	2,822,512	2,700,449
Costs and expenses:				
Operating	287,853	277,026	1,129,099	1,074,861
Depreciation and amortization	262,086	274,469	1,058,865	1,057,205
Interest expense	80,638	70,508	305,178	280,430
General and administrative	23,627	23,929	90,416	97,162
Transaction and merger-related costs	7,351	10,572	25,520	132,685
Impairments and loan loss reserves (recoveries), net	(776)	11,632	(893)	22,978
Total costs and expenses	660,779	668,136	2,608,185	2,665,321
Other income (expense):				
Gain (loss) on sales of real estate, net	56,352	(8,929)	69,488	178,695
Other income (expense), net	10,137	(24,157)	479	59,345
Total other income (expense), net	66,489	(33,086)	69,967	238,040
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	**125,112**	**(3,234)**	**284,294**	**273,168**
Income tax benefit (expense)	(6,027)	14,014	(9,283)	(4,350)
Equity income (loss) from unconsolidated joint ventures	2,707	(108)	(173,984)	(1,515)
Net income (loss)	**121,792**	**10,672**	**101,027**	**267,303**
Noncontrolling interests' share in earnings	(7,824)	(6,125)	(29,680)	(24,161)
Net income (loss) attributable to Healthpeak Properties, Inc.	**113,968**	**4,547**	**71,347**	**243,142**
Participating securities' share in earnings	(120)	(147)	(834)	(758)
Net income (loss) applicable to common shares	**$ 113,848**	**$ 4,400**	**$ 70,513**	**$ 242,384**
Earnings (loss) per common share:				
Basic	$ 0.16	$ 0.01	$ 0.10	$ 0.36
Diluted	$ 0.16	$ 0.01	$ 0.10	$ 0.36
Weighted average shares outstanding:				
Basic	694,976	699,457	696,026	675,680
Diluted	694,985	699,596	696,044	676,233

Healthpeak Properties, Inc.

Funds From Operations
In thousands, except per share data

	Three Months Ended December 31,		Year Ended December 31,	
	2025	**2024**	**2025**	**2024**
Net income (loss) applicable to common shares	$ 113,848	$ 4,400	$ 70,513	$ 242,384
Real estate related depreciation and amortization	262,086	274,469	1,058,865	1,057,205
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	12,806	12,441	50,110	44,961
Noncontrolling interests' share of real estate related depreciation and amortization	(3,824)	(4,622)	(16,511)	(18,328)
Loss (gain) on sales of depreciable real estate, net	(56,352)	8,929	(69,488)	(178,695)
Loss (gain) upon change of control, net	—	—	—	(77,548)
Taxes associated with real estate dispositions	—	(1,879)	(335)	9,633
Impairments (recoveries) of real estate, net[1]	—	13,118	175,827	13,118
Nareit FFO applicable to common shares	328,564	306,856	1,268,981	1,092,730
Distributions on dilutive convertible units and other	4,541	4,540	18,211	16,211
Diluted Nareit FFO applicable to common shares	$ 333,105	$ 311,396	$ 1,287,192	$ 1,108,941
Diluted Nareit FFO per common share	$ 0.47	$ 0.44	$ 1.81	$ 1.61
Weighted average shares outstanding - Diluted Nareit FFO	709,412	714,648	710,509	689,638
Impact of adjustments to Nareit FFO:				
Transaction, merger, and restructuring-related costs[2]	$ 7,351	$ 6,181	$ 25,520	$ 115,105
Other impairments (recoveries) and other losses (gains), net[3]	(776)	(2,360)	(651)	9,381
Casualty-related charges (recoveries), net	(7,968)	25,260	(1,594)	25,848
Recognition (reversal) of valuation allowance on deferred tax assets	—	(11,196)	—	(11,196)
Total adjustments	(1,393)	17,885	23,275	139,138
FFO as Adjusted applicable to common shares	327,171	324,741	1,292,256	1,231,868
Distributions on dilutive convertible units and other	4,542	4,523	18,192	16,061
Diluted FFO as Adjusted applicable to common shares	$ 331,713	$ 329,264	$ 1,310,448	$ 1,247,929
Diluted FFO as Adjusted per common share	$ 0.47	$ 0.46	$ 1.84	$ 1.81
Weighted average shares outstanding - Diluted FFO as Adjusted	709,412	714,648	710,509	689,638

(1) The year ended December 31, 2025 includes other-than-temporary impairment charges on certain unconsolidated real estate joint ventures, which are recognized in equity income (loss) from unconsolidated joint ventures in the Consolidated Statements of Operations.

(2) The three months and year ended December 31, 2025 include costs related to the merger, which are primarily comprised of advisory, legal, accounting, tax, information technology, post-combination severance and stock compensation expense, and other costs of combining operations with Physicians Realty Trust that were incurred during the year then ended. The year ended December 31, 2025 also includes costs incurred related to the formation and planned initial public offering of Janus Living and investment pursuit costs.

(3) The three months and year ended December 31, 2025 include reserves and (recoveries) for expected loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

Healthpeak Properties, Inc.

Adjusted Funds From Operations
In thousands, except per share data

	Three Months Ended December 31,		Year Ended December 31,	
	2025	**2024**	**2025**	**2024**
FFO as Adjusted applicable to common shares	$ 327,171	$ 324,741	$ 1,292,256	$ 1,231,868
Stock-based compensation amortization expense	4,000	3,608	14,410	15,543
Amortization of deferred financing costs and debt discounts (premiums)	8,199	9,727	31,907	28,974
Straight-line rents	(8,355)	(8,385)	(39,190)	(41,276)
AFFO capital expenditures	(57,825)	(39,040)	(133,951)	(115,784)
Life plan community entrance fees	17,355	23,148	53,805	53,697
Deferred income taxes	2,739	3,846	7,728	6,176
Amortization of above (below) market lease intangibles, net	(8,345)	(7,430)	(36,747)	(30,755)
Other AFFO adjustments	(5,349)	(2,832)	(6,650)	(7,778)
AFFO applicable to common shares	279,590	307,383	1,183,568	1,140,665
Distributions on dilutive convertible units and other	4,540	4,540	18,210	16,211
Diluted AFFO applicable to common shares	$ 284,130	$ 311,923	$ 1,201,778	$ 1,156,876
Diluted AFFO per common share	$ 0.40	$ 0.44	$ 1.69	$ 1.68
Weighted average shares outstanding - Diluted AFFO	709,412	714,648	710,509	689,638

2026 Guidance Information

Projected full year 2026, dollars in millions, except per share amounts

	FY 2026 Guidance February 2, 2026
2026 Guidance Ranges and Supplemental Information	
Diluted earnings per common share	$0.34 – $0.38
Diluted Nareit FFO per common share	$1.70 – $1.74
Diluted FFO as adjusted per common share	$1.70 – $1.74
Total Year-Over-Year Same-Store Cash (Adjusted) NOI Growth[1]	(1.00%) – 1.00%
Other Key Assumptions[2]	
Interest expense (net of capitalized interest)	$330
General and administrative	$90
Sources and Uses[2]	
Bonds and secured debt issuances	$1,300
Proceeds from joint ventures, dispositions, and/or loan repayments[3]	$1,000
Retained earnings	$250
Total Sources	$2,550
Bonds and secured debt maturities and LOC paydown[4]	$1,050
Acquisitions and share repurchases[5]	$1,000
Development, redevelopment and revenue enhancing capex	$500
Total Uses	$2,550

(1) Components of same-store guidance: Outpatient Medical 2.00% to 3.00%; Lab -10.00% to -5.00%; Senior Housing 8.00% to 12.00%.
(2) Based on approximate midpoints. Interest expense excludes unconsolidated JV mortgages.
(3) Includes the $68 million sale of a four-building, 239,000 square foot lab campus in Salt Lake City, Utah, which closed in January.
(4) In January 2026, we made a $103 million early full principal repayment of mortgage debt secured by two life plan communities with original maturities in December 2026.
(5) Includes $464 million of real estate acquisitions completed year-to-date, which includes acquiring the remaining 46.5% interest in our 19-community senior housing portfolio for $314 million, and the remaining acquisition of a Lab campus in South San Francisco for $150 million ($450 million closed in 2025). Additionally, there is approximately $360 million of senior housing properties under contract.

Portfolio Summary

As of and for the quarter ended December 31, 2025, dollars and square feet in thousands

	Property Count	Capacity	Occupancy %[1]	Portfolio Investment	Portfolio Cash Real Estate Revenues	Portfolio Cash Operating Expenses	Portfolio Income
Operating Portfolio							
Outpatient Medical	500	36,477 Sq. Ft.	—	$ 10,553,203	$ 313,667	$ (109,238)	$ 204,430
Lab	124	11,406 Sq. Ft.	—	8,826,974	206,730	(66,430)	140,300
Life Plan[2]	15	7,067 Units	—	2,515,161	155,750	(113,885)	41,865
Other	19	3,355 Units	—	489,762	21,987	(16,629)	5,358
	658		—	$ **22,385,099**	$ **698,134**	$ **(306,181)**	$ **391,953**
Developments & Redevelopments[3]							
Outpatient Medical	9	542 Sq. Ft.	—	$ 147,473	$ —	$ —	$ —
Lab	22	1,429 Sq. Ft.	—	1,325,305	—	—	—
	31			$ **1,472,778**	$ —	$ —	$ —
Land held for development							
Outpatient Medical	—	—	—	$ 5,942	$ —	$ —	$ —
Lab	—	—	—	814,354	—	—	—
	—			$ **820,296**	$ —	$ —	$ —
Debt and Other Investments							
Seller financing	—	—	—	$ 418,389	$ —	$ —	$ 8,069
Development and other loans	—	—	—	266,621	—	—	6,944
	—			$ **685,010**	$ —	$ —	$ **15,013**
Total							
Outpatient Medical	509	37,019 Sq. Ft.	90.6	$ 10,706,617	$ 313,667	$ (109,238)	$ 204,430
Lab	146	12,835 Sq. Ft.	77.1	10,966,633	206,730	(66,430)	140,300
Life Plan[2]	15	7,067 Units	87.4	2,515,161	155,750	(113,885)	41,865
Other	19	3,355 Units	81.7	1,174,772	21,987	(16,629)	20,371
	689			$ **25,363,183**	$ **698,134**	$ **(306,181)**	$ **406,966**

(1) Total Occupancy includes facilities that are currently in Development, vacant square feet under lease-up in newly completed or recently redeveloped facilities. Occupancy excludes assets held for sale and is weighted to reflect our ownership share. The recently acquired Gateway Crossing campus was 63% occupied as of December 31, 2025, and when excluding the Gateway Crossing campus acquisition, Total Occupancy for the Lab portfolio would be 78.9%.

(2) Portfolio Investment in the table represents Gross Portfolio Investment. Net of the related liabilities of $669.5 million for Non-Refundable Entrance Fees ("NREFs") and $221.1 million refundable Entrance Fees, Net Portfolio Investment would be $1.6 billion.

(3) Includes Construction in Process ("CIP") and buildings or portions of buildings placed in Redevelopment. Portfolio Income for Redevelopments is reflected in the Operating Portfolio section above.

Merger-Combined Same-Store

As of and for the quarter ended December 31, 2025, dollars and square feet in thousands

MERGER-COMBINED SAME-STORE

			Three-Month Same-Store			Year-Over-Year Growth	Sequential Growth
	4Q24	**1Q25**	**2Q25**	**3Q25**	**4Q25**		
Total Merger-Combined Same-Store							
Same-Store Cash Real Estate Revenues	$ 596,019	$ 602,109	$ 601,194	$ 608,553	$ 618,902	3.8%	1.7%
Same-Store Cash Operating Expenses	(255,843)	(252,374)	(254,641)	(267,095)	(265,559)	3.8%	(0.6%)
Same-Store Cash (Adjusted) NOI	$ 340,177	$ 349,735	$ 346,553	$ 341,458	$ 353,343	3.9%	3.5%
Outpatient Medical							
Property Count	486	486	486	486	486		
Square Feet	35,160	35,161	35,164	35,171	35,173		
Occupancy %	92.6	92.4	92.0	91.6	91.7	-90 bps	10 bps
Same-Store Cash Real Estate Revenues	$ 281,175	$ 284,086	$ 284,938	$ 290,858	$ 292,817	4.1%	0.7%
Same-Store Cash Operating Expenses	(97,306)	(95,745)	(95,161)	(102,154)	(101,410)	4.2%	(0.7%)
Same-Store Cash (Adjusted) NOI	$ 183,869	$ 188,341	$ 189,777	$ 188,704	$ 191,407	4.1%	1.4%
Lab							
Property Count	102	102	102	102	102		
Square Feet	7,953	7,953	7,960	7,978	7,978		
Occupancy %	97.8	97.8	94.9	93.1	89.5	-830 bps	-360 bps
Same-Store Cash Real Estate Revenues	$ 168,881	$ 169,096	$ 167,400	$ 167,237	$ 170,336	0.9%	1.9%
Same-Store Cash Operating Expenses	(48,760)	(46,387)	(47,242)	(51,072)	(50,631)	3.8%	(0.9%)
Same-Store Cash (Adjusted) NOI	$ 120,121	$ 122,709	$ 120,158	$ 116,166	$ 119,704	(0.3%)	3.0%
Life Plan							
Property Count	15	15	15	15	15		
Units	7,060	7,064	7,065	7,067	7,067		
Occupancy %	85.8	86.2	86.0	86.7	87.4	160 bps	70 bps
Same-Store Cash Real Estate Revenues	$ 145,963	$ 148,927	$ 148,855	$ 150,457	$ 155,750	6.7%	3.5%
Same-Store Cash Operating Expenses	(109,776)	(110,242)	(112,237)	(113,869)	(113,518)	3.4%	(0.3%)
Same-Store Cash (Adjusted) NOI	$ 36,187	$ 38,685	$ 36,618	$ 36,588	$ 42,232	16.7%	15.4%

Capitalization and Debt Ratios

Dollars and shares in thousands, except price per share data

TOTAL CAPITALIZATION

	December 31, 2025		
	Shares	Price	Total Value
Common stock (NYSE: DOC)	695,037	$ 16.08	$ 11,176,195
Convertible partnership and OP units	13,640	16.08	219,331
Total Market Equity	**708,677**		**$ 11,395,526**
Consolidated Debt			9,847,894
Total Market Equity and Consolidated Debt	**708,677**		**$ 21,243,420**
Share of unconsolidated JV debt			209,768
Total Market Equity and Enterprise Debt	**708,677**		**$ 21,453,188**

DEBT RATIOS

	As of and for the three months ended December 31, 2025
Net Debt to Adjusted EBITDAre[2]	5.2x
Floating Rate Debt %	11.7%
Net Floating Rate Debt %	6.9%
Adjusted Fixed Charge Coverage	4.3x
Financial Leverage	38.5%
Secured Debt Ratio	2.1%

FINANCIAL COVENANTS[1]

	Bank Line of Credit	
	Requirement	Actual Compliance
Leverage Ratio	No greater than 60%	39%
Secured Debt Ratio	No greater than 40%	2%
Unsecured Leverage Ratio	No greater than 60%	42%
Fixed Charge Coverage Ratio (12 months)	No less than 1.50x	4.3x
Tangible Net Worth ($ billions)	No less than $7.7B	$13.4B

LIQUIDITY

	December 31, 2025
Cash and Cash Equivalents	$ 467,457
Availability under Credit Facility	3,000,000
Less: Commercial Paper Borrowings	(1,078,850)
Total Liquidity as of December 31, 2025	**$ 2,388,607**

CREDIT RATINGS (SENIOR UNSECURED DEBT)

Moody's	Baa1 (Stable)
S&P Global	BBB+ (Stable)

(1) Calculated based on the definitions contained in the credit agreement, which may differ from similar terms used in the Company's consolidated financial statements as provided in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

(2) Calculated based on Adjusted EBITDAre for the three months ended December 31, 2025 multiplied by a factor of four.

Indebtedness

As of December 31, 2025, dollars in thousands

DEBT MATURITIES AND SCHEDULED PRINCIPAL REPAYMENTS (AMORTIZATION)

	Bank LOC, Commercial Paper[1]	Term Loans		Senior Unsecured Notes		Mortgage Debt		Consolidated Debt	Share of Unconsolidated JV Debt	Enterprise Debt	
		Amounts	Rate %[2]	Amounts	Rate %[2]	Amounts[3]	Rate %[2]			Amounts	Rate %[2]
2026	—	—	—	650,000	3.40	344,999	4.87	994,999	109,130	1,104,129	4.02
2027	—	500,000	3.76	850,000	3.23	842	4.73	1,350,842	12,541	1,363,383	3.45
2028	—	400,000	4.44	850,000	3.53	2,775	3.83	1,252,775	91,117	1,343,892	3.98
2029	1,078,850	750,000	4.66	650,000	3.65	—	—	2,478,850	—	2,478,850	4.12
2030	—	—	—	750,000	3.14	—	—	750,000	—	750,000	3.14
2031	—	—	—	1,100,000	4.12	—	—	1,100,000	—	1,100,000	4.12
2032	—	—	—	750,000	5.49	—	—	750,000	—	750,000	5.49
2033	—	—	—	500,000	5.02	—	—	500,000	—	500,000	5.02
2034	—	—	—	—	—	—	—	—	—	—	—
Thereafter	—	—	—	800,000	6.05	—	—	800,000	—	800,000	6.05
	$ 1,078,850	$1,650,000		$ 6,900,000		$ 348,616		$ 9,977,466	$ 212,788	$10,190,254	
Premium, (discounts), and debt Issuance costs, net	—	(2,887)		(127,278)		593		(129,572)	(3,020)	(132,592)	
	$ 1,078,850	$1,647,113		$ 6,772,722		$ 349,209		$ 9,847,894	$ 209,768	$10,057,662	
Weighted average interest rate %	4.02	4.33		4.16		4.86		4.20	5.33	4.23	
Weighted average maturity in years	3.1	2.5		4.7		0.7		4.0	1.3	4.0	

(1) The Company has a $3.0 billion unsecured revolving credit facility that matures on January 19, 2029 and contains two six-month extension options. It accrues interest at SOFR plus 77.5 basis points and incurs an annual facility fee of 15 basis points, based on our current unsecured credit rating. Commercial paper borrowings are backstopped by the availability under the Revolving Facility. As such, we calculate the weighted average remaining term of our commercial paper borrowings using the maturity date of the Revolving Facility.
(2) Represents the weighted-average interest rate as of the end of the applicable period, including amortization of debt premiums (discounts), and debt issuance costs.
(3) In January 2026, we made a $103 million early full principal repayment of mortgage debt secured by two life plan communities with original maturities of December 2026.

Investment Summary

As of and for the year ended December 31, 2025, dollars and square feet in thousands

INVESTMENT SUMMARY

	MSA	Quarter	Capacity (Sq. Ft.)	Property Count	Property Type	Purchase Price
ACQUISITIONS						
Middletown Medical	New York, NY	1Q25	68	3	Outpatient Medical	$ 17,005
100 Smith land parcel	Boston, MA	1Q25	—	—	Lab	20,000
Atlanta Condominiums	Atlanta, GA	3Q25	15	1	Outpatient Medical	6,075
Gateway Crossing Campus[1]	South San Francisco, CA	4Q25	1,354	7	Lab	450,000
Total						**$ 493,080**

DISPOSITIONS[2]

	Quarter	Capacity (Sq. Ft.)	Property Count	Property Type	Sales Price
Las Vegas, NV land parcel	2Q25	—	—	Outpatient Medical	$ 4,200
San Jose, CA	3Q25	52	1	Outpatient Medical	22,500
Columbia, MO	3Q25	65	1	Outpatient Medical	8,750
Various OM (TX, KY, GA, FL)	4Q25	834	23	Outpatient Medical	325,234
Total					**$ 360,684**

FULL YEAR LOAN ACTIVITY

	Fundings	Repayments	Net Total
Loan Activity	$ 92,405	$ (150,050)	$ (57,645)

(1)   In December 2025, the Company acquired a lab building and a 50% interest in six other lab buildings on the same South San Francisco campus for $450 million. On January 2, 2026, the Company acquired the remaining 50% interest for $150 million, bringing our ownership to 100% of all seven buildings with a total purchase price of $600 million.

(2)   In January 2026, Healthpeak closed on the sale of a leasehold interest in a four-building, 239,000 square foot lab campus in Salt Lake City, Utah following the ground lessors exercise of a contractual purchase option. The contractual purchase option price was $68 million, which is an 11% cash capitalization rate.

Developments and Redevelopments

As of December 31, 2025, dollars and square feet in thousands; includes JV project dollars at share

DEVELOPMENT PROJECTS

Project[1][2]	MSA	Property Type	Active Projects Property Count	CIP	Cost to Complete	Estimated Total at Completion	Initial Occupancy	Capacity (Sq. Ft.) Total	Active	% Leased[3] Total	Active
Gateway at Directors Science Park	San Diego, CA	Lab	1 $	87,610 $	3,390 $	91,000	1Q26	166	93	49	10
Vantage - Phase I	San Francisco, CA	Lab	1	106,352	9,648	116,000	4Q26	346	106	70	—
Brandon	Tampa, FL	Outpatient Medical	1	22,484	4,516	27,000	3Q26	72	72	76	76
Forsyth	Atlanta, GA	Outpatient Medical	1	24,753	49,247	74,000	3Q26	118	118	98	98
Pooler	Savannah, GA	Outpatient Medical	1	9,304	3,696	13,000	4Q26	63	29	100	100
McKinney	Dallas, TX	Outpatient Medical	1	22,066	8,934	31,000	1Q27	120	70	62	35
Cherokee	Atlanta, GA	Outpatient Medical	1	8,006	53,994	62,000	1Q27	148	148	78	78
Total			**7 $**	**280,575 $**	**133,425 $**	**414,000**		**1,033**	**636**	**72**	**55**

REDEVELOPMENT PROJECTS

Project[1][2]	MSA	Property Type	Active Projects Property Count	CIP	Cost to Complete	Estimated Total at Completion[4]	Initial Occupancy	Capacity (Sq. Ft.) Total	Active	% Leased[3] Total	Active
Portside at Oyster Point	San Francisco, CA	Lab	3 $	111,635 $	52,365 $	164,000	1Q26 - 2Q28	484	310	80	69
Directors Science Park	San Diego, CA	Lab	3	14,899	11,101	26,000	3Q26 - 1Q27	162	162	—	—
Point Grand	San Francisco, CA	Lab	4	15,997	59,003	75,000	4Q26 - 2Q27	450	181	60	—
Other Redevelopments	Various	Various	14	72,072	134,928	207,000	1Q26 - 3Q27	681	681	33	33
Total			**24 $**	**214,603 $**	**257,397 $**	**472,000**		**1,777**	**1,334**	**50**	**33**

(1) The blended Projected Stabilized Cash Yield is approximately 7% for Developments. Projected stabilized cash-on-cash return on incremental capital invested typically ranges from 9% to 12% for Redevelopments.

(2) During the quarter, a portion of Gateway at Directors Science Park Development building, a portion of Vantage - Phase I Development building, KC Research School of Nursing Development building and three Other Redevelopment buildings were placed in service.

(3) Includes leases through the date of this Earnings Release. Total % Leased includes total percentage of square feet leased for the project from inception to date. Active % Leased includes the percentage of square feet leased for the portion of the project that is in progress.

(4) Tenant improvement costs are excluded for unleased portions of the redevelopment. These costs will be added to the estimated total at completion upon lease execution.

Capital Expenditures

For the three and twelve months ended December 31, 2025, dollars in thousands

FOURTH QUARTER	Outpatient Medical	Lab	Life Plan	Other	Total
Portfolio at share					
Recurring Capital Expenditures	$ 9,802	$ 3,952	$ 11,592	$ 2,603	$ 27,949
Tenant improvements	12,769	4,253	—	—	17,022
Lease commissions	10,225	2,889	—	—	13,114
AFFO capital expenditures	$ **32,796**	$ **11,094**	$ **11,592**	$ **2,603**	$ **58,084**
Revenue Enhancing Capital Expenditures	20,249	3,465	21,959	1,785	47,457
Casualty related capital expenditures[1]	26	—	9,210	1	9,237
Initial Capital Expenditures ("ICE")	34,620	—	—	—	34,620
Development	23,290	16,864	—	—	40,155
Redevelopment	595	34,246	—	—	34,841
Capitalized interest	826	19,147	—	—	19,973
Total capital expenditures	$ **112,402**	$ **84,816**	$ **42,761**	$ **4,388**	$ **244,367**

FULL YEAR	Outpatient Medical	Lab	Life Plan	Other	Total
Portfolio at share					
Recurring Capital Expenditures	$ 21,129	$ 6,023	$ 20,918	$ 4,806	$ 52,876
Tenant improvements	32,808	16,363	—	—	49,171
Lease commissions	24,915	7,192	—	—	32,107
AFFO capital expenditures	$ **78,852**	$ **29,578**	$ **20,918**	$ **4,806**	$ **134,154**
Revenue Enhancing Capital Expenditures	65,789	33,753	54,455	4,520	158,517
Casualty related capital expenditures[1]	739	—	51,480	740	52,959
Initial Capital Expenditures ("ICE")	87,955	—	—	—	87,955
Development	89,175	72,256	—	—	161,430
Redevelopment	12,730	135,231	—	—	147,961
Capitalized interest	5,423	78,198	—	—	83,621
Total capital expenditures	$ **340,663**	$ **349,015**	$ **126,853**	$ **10,066**	$ **826,597**

(1) Casualty related capital expenditures primarily relates to hurricane Milton. Insurance to reimburse costs after the deductibles which total $15.7 million.

Portfolio Diversification

As of and for the quarter ended December 31, 2025, dollars in thousands

TOP 20 MARKETS

Market	Portfolio Adjusted NOI	% of Total Portfolio Adjusted NOI
San Francisco, CA	88,468	23%
Boston, MA	35,441	9%
Dallas, TX	29,707	8%
San Diego, CA	18,339	5%
Houston, TX	16,978	4%
Tampa, FL	16,824	4%
Philadelphia, PA	10,502	3%
Louisville, KY	10,165	3%
Nashville, TN	9,986	3%
Denver, CO	9,654	2%
Seattle, WA	9,362	2%
Phoenix, AZ	8,834	2%
Atlanta, GA	7,981	2%
Jacksonville, FL	7,210	2%
Minneapolis, MN	7,045	2%
Washington, DC	6,141	2%
Orlando, FL	6,110	2%
New York, NY	5,569	1%
Salt Lake City, UT	4,961	1%
Indianapolis, IN	4,790	1%
Remaining	77,883	20%



Seattle 2%
Minneapolis 2%
Boston 9%
New York 1%
Philadelphia 3%
San Francisco 23%
Salt Lake City 1%
Denver 2%
Indianapolis 1%
Washington 2%
Louisville 3%
Nashville 3%
San Diego 5%
Phoenix 2%
Atlanta 2%
Dallas 8%
Jacksonville 2%
Houston 4%
Orlando 2%
Tampa 4%

Sized in proportion to % of Portfolio Cash (Adjusted) NOI

Tenant Diversification[1]

As of and for the quarter ended December 31, 2025, square feet in thousands

Tenant Diversification[2]



- Large Cap Biopharma 14.4%
- Physician Group Practices 13.9%
- Private Biopharma 7.8%
- Mid Cap Biopharma 7.5%
- Small Cap Biopharma 6.1%
- Med Device / R&D / University & Other 10.2%
- Health System 40.0%

$1.5B Annualized Base Rent

TOP 20 TENANTS

Tenant / Parent	Classification[2]	Leased Square Feet	Weighted Average Remaining Lease Term in Years	% of ABR
HCA Healthcare	Health System	5,213	6.7	10.4
CommonSpirit Health	Health System	1,967	9.0	2.8
McKesson Corporation	Health System	661	6.2	1.5
Roche Holding AG	Large Cap Biopharma	292	8.4	1.4
Bristol-Myers Squibb	Large Cap Biopharma	407	5.3	1.4
Northside Hospital	Health System	821	11.0	1.4
Revolution Medicines	Large Cap Biopharma	294	10.0	1.4
Alphabet	Large Cap Biopharma	242	6.7	1.3
University of Louisville	Health System	741	2.6	1.2
Novo Nordisk	Large Cap Biopharma	232	7.9	1.2
Ascension Health	Health System	667	3.3	1.2
Johnson & Johnson	Large Cap Biopharma	260	6.1	1.2
Arcus Biosciences	Mid Cap Biopharma	260	6.0	1.1
Astellas Pharma	Large Cap Biopharma	178	8.3	1.1
HonorHealth	Health System	561	5.4	1.1
Norton Healthcare	Health System	668	3.4	1.1
Community Health Systems	Health System	907	5.5	1.1
Pfizer	Large Cap Biopharma	180	4.1	1.0
Memorial Hermann	Health System	1,220	6.6	0.9
Nkarta	Small Cap Biopharma	119	7.8	0.8
Total Top 20		**15,889**	**6.7**	**34.6**

(1) Excludes Healthpeak's Senior Housing Portfolio and loans receivable since there is no tenant, and excludes tenants in buildings that are held for sale.

(2) Biopharma companies are classified by market cap at quarter-end as follows: Large Cap greater than $10 billion; Mid Cap between $10 billion and $500 million; and Small Cap less than $500 million.

Leasing Metrics

As of December 31, 2025, square feet in thousands, presented at 100%

4Q25 LEASING ACTIVITY COMMENCEMENTS

	Outpatient Medical	Lab	Total
Renewals, amendments and extensions			
Leased Square Feet	1,498	72	1,570
Annualized Base Rent Per Sq. Ft	$ 29.80	$ 40.35	
% Change in Cash Rents (cash re-leasing spreads)	4.4%	(1.7)%	4.1%
Average Tenant Improvements per Sq. Ft. per year	$ 1.61	$ 0.11	$ 1.55
Average Leasing Costs per Sq. Ft. per year	$ 0.71	$ 3.31	$ 0.83
Average Lease Term (Months)	105	84	104
New lease commencements			
Leased Square Feet	299	317	616
Annualized Base Rent Per Sq. Ft	$ 29.16	$ 56.48	
Average Tenant Improvements per Sq. Ft. per year	$ 3.86	$ 11.96	$ 7.68
Average Leasing Costs per Sq. Ft. per year	$ 1.29	$ 3.25	$ 2.26
Average Lease Term (Months)	84	71	78

FULL YEAR LEASING ACTIVITY COMMENCEMENTS

	Outpatient Medical	Lab	Total
Renewals, amendments and extensions			
Leased Square Feet	4,437	827	5,263
Annualized Base Rent Per Sq. Ft	$ 30.13	$ 52.55	
% Change in Cash Rents (cash re-leasing spreads)	5.0%	5.0%	5.0%
Average Tenant Improvements per Sq. Ft. per year	$ 1.72	$ 2.06	$ 1.78
Average Leasing Costs per Sq. Ft. per year	$ 0.82	$ 2.13	$ 1.02
Average Lease Term (Months)	80	53	76
Trailing Twelve Month Retention Rate	78.5%	71.6%	77.4%
New lease commencements			
Leased Square Feet	1,187	1,058	2,245
Annualized Base Rent Per Sq. Ft	$ 28.35	$ 60.17	
Average Tenant Improvements per Sq. Ft. per year	$ 4.55	$ 11.22	$ 7.41
Average Leasing Costs per Sq. Ft. per year	$ 1.30	$ 2.86	$ 2.03
Average Lease Term (Months)	100	89	95

CONTRACTUAL LEASE ESCALATORS

	Leased Square Feet			
	Outpatient Medical	Lab	Total	% of Total
Fixed	30,924	9,837	40,761	96.5
Fixed Escalator	2.7%	3.1%	2.9%	
CPI	1,486	—	1,486	3.5
CPI Escalator	2.8%	—%	2.8%	
Total	**32,410**	**9,837**	**42,247**	**100.0**
Total Escalator	**2.7%**	**3.1%**	**2.9%**	

LEASE TYPE

	Leased Square Feet			
	Outpatient Medical	Lab	Total	% of Total
Triple-Net	23,425	8,785	32,210	76.2
Base Year	6,216	863	7,079	16.8
Gross	2,769	190	2,958	7.0
Total	**32,410**	**9,837**	**42,247**	**100.0**

OWNERSHIP TYPE

	Total Square Feet			
	Outpatient Medical	Lab	Total	% of Total
Fee Simple	19,767	11,010	30,777	65.0
Ground Lease	16,556	20	16,576	35.0
Total	**36,323**	**11,030**	**47,353**	**100.0**
WALT	73	43	73	

Lease Expirations

As of December 31, 2025, dollars and square feet in thousands

LEASE EXPIRATION DATA[1]

Year	Outpatient Medical Leased Square Feet	Outpatient Medical Annualized Base Rent	Lab Leased Square Feet	Lab Annualized Base Rent	Total Leased Square Feet	Total %	Total Annualized Base Rent	Total %
2026	3,727	$ 111,637	469	$ 28,858	4,196	9.9	$ 140,495	9.4
2027	3,074	88,050	845	51,072	3,919	9.3	139,122	9.3
2028	4,016	100,266	606	34,369	4,622	10.9	134,635	9.0
2029	3,208	93,840	843	54,124	4,050	9.6	147,964	9.9
2030	3,050	85,421	1,231	87,372	4,280	10.1	172,793	11.6
2031	2,977	75,566	1,257	84,272	4,234	10.0	159,839	10.7
2032	2,843	69,165	928	65,092	3,771	8.9	134,257	9.0
2033	1,545	45,331	645	47,241	2,190	5.2	92,572	6.2
2034	1,596	41,741	984	72,830	2,580	6.1	114,571	7.7
2035	1,778	35,263	903	45,874	2,681	6.3	81,137	5.4
Thereafter	4,597	119,309	1,127	52,936	5,724	13.5	172,245	11.6
	32,410	**$ 865,588**	**9,837**	**$ 624,040**	**42,247**	**100.0**	**$ 1,489,629**	**100.0**

(1) Includes unconsolidated joint ventures and excludes 8 assets held for sale at December 31, 2025.

Life Plan

As of and for the quarter ended December 31, 2025, dollars in thousands, except REVPOR Life Plan

TOTAL LIFE PLAN PORTFOLIO

	Property Count	Units	Resident Fees and Services, excluding NREFs[1]	NREF Amortization	Portfolio Cash Opex	Portfolio Adjusted NOI	Occupancy %	REVPOR Life Plan	NREF Cash Collections
Operator									
Life Care Services	13	6,043	$ 107,994	$ 23,771	$ (94,151)	$ 37,614	87.9	$ 8,264	$ 35,308
Sunrise Senior Living	2	1,024	20,657	3,328	(19,367)	4,618	84.4	9,255	9,146
Remaining	—	N/A	—	—	(367)	(367)	N/A	N/A	—
Total	**15**	**7,067**	**$ 128,651**	**$ 27,099**	**$ (113,885)**	**$ 41,865**	**87.4**	**$ 8,403**	**$ 44,454**

TOTAL LIFE PLAN PORTFOLIO

		4Q24	1Q25	2Q25	3Q25	4Q25
IL Units		4,819	4,823	4,824	4,826	4,826
AL Units		921	921	921	921	921
Memory Care Units		304	304	304	304	304
Skilled Nursing Units		1,016	1,016	1,016	1,016	1,016
Total Units		7,060	7,064	7,065	7,067	7,067
IL, AL, and Memory Care Occupancy %		85.6	85.7	85.9	86.9	87.8
Skilled Nursing Occupancy %		87.3	89.1	86.4	85.7	85.4
Total Occupancy %		85.8	86.2	86.0	86.7	87.4
REVPOR Life Plan	$	8,028	$ 8,158	$ 8,169	$ 8,193	$ 8,403
REVPOR Life Plan excluding NREF Amortization		6,742	6,843	6,871	6,878	6,941
NREF Cash Collections	$	46,542	$ 28,702	$ 42,695	$ 36,866	$ 44,454
NREF Amortization		23,394	24,006	23,652	24,155	27,099
NREF Cash Collections less NREF Amortization	$	23,148	$ 4,696	$ 19,043	$ 12,711	$ 17,355
Portfolio Cash Real Estate Revenues (with NREF Amortization)	$	145,963	$ 148,927	$ 148,855	$ 150,457	$ 155,750
Portfolio Cash Operating Expenses		(109,917)	(110,259)	(112,292)	(113,910)	(113,885)
Portfolio Adjusted NOI (with NREF Amortization)	$	**36,046**	$ **38,667**	$ **36,563**	$ **36,548**	$ **41,865**

(1)   Represents Resident Fees and Services from our Consolidated Statement of Operations, excluding NREF amortization.

Other

As of and for the quarter ended December 31, 2025, dollars in thousands, except REVPOR

SOVEREIGN WEALTH FUND SENIOR HOUSING JV AT SHARE[1][2]

		4Q24	1Q25	2Q25	3Q25	4Q25	Year-Over-Year Growth
Property count		19	19	19	19	19	—
IL Units		2,442	2,442	2,441	2,441	2,441	
AL Units		646	645	646	647	647	
Memory Care Units		165	166	166	166	166	
Skilled Nursing Units		101	101	101	101	101	
Total Units		3,354	3,354	3,354	3,355	3,355	
Occupancy %		81.4	80.8	81.3	82.2	81.7	30 bps
REVPOR	$	4,963 $	5,162 $	5,145 $	5,078 $	4,996	0.7%
Portfolio Cash Real Estate Revenues	$	21,750 $	22,452 $	22,527 $	22,479 $	21,987	1.1%
Portfolio Cash Operating Expenses		(16,136)	(16,313)	(16,544)	(16,862)	(16,629)	3.1%
Portfolio Adjusted NOI	**$**	**5,614 $**	**6,139 $**	**5,983 $**	**5,617 $**	**5,358**	**(4.6%)**

DEBT AND OTHER INVESTMENTS

						Weighted Average as of December 31, 2025		
		Investment as of September 30, 2025	Additional Investments	Paydowns	Investment as of December 31, 2025	Interest Income	Yield	Maturity in Years[3]
Seller financing	$	418,389 $	— $	— $	418,389 $	8,069	7.7%	0.5
Development and other		262,659	27,863	(23,901)	266,621	6,944	10.3%	1.8
Total Debt and Other Investments	**$**	**681,048 $**	**27,863 $**	**(23,901) $**	**685,010 $**	**15,013**	**8.6%**	**1.0**

(1) In January 2026, Healthpeak acquired its joint venture partner's 46.5% interest in the Sovereign Wealth Fund Senior Housing JV for approximately $314 million.
(2) In connection with the planned initial public offering of Janus Living, Inc., the Company began evaluating the senior housing business as a single segment, inclusive of the 15 life plan communities and the 19 senior housing properties during the fourth quarter of 2025. For purposes of comparing results to original guidance, the 19 senior housing properties continue to be included in Other throughout this Supplemental Report, but are reported within the Senior Housing segment on the Company's Form 10-K and in future Supplemental Reports.
(3) Weighted average maturity in years is based on initial maturity and excludes extension options. Including extension options weighted average maturity would be 2.7 years.

Components of Net Asset Value

As of and for the quarter ended December 31, 2025, dollars and shares in millions

PORTFOLIO ADJUSTED NOI AT SHARE

	Quarter Ended December 31, 2025	Significant Adjustments[1]	Annualized
Outpatient Medical	$ 204	$ (5)	$ 798
Lab	140	7	589
Life Plan	42		167
SWF SH JV	5		21
Total Portfolio Adjusted NOI	**392**	**$ 2**	**$ 1,576**
Life Plan NREF cash collections in excess of NREF amortization	—	13	54
Total	**$ 381**	**$ 15**	**$ 1,630**

DEVELOPMENT AND REDEVELOPMENT PROPERTIES[2]

	Estimated Cost to Complete	Estimated Total Cost	Projected Stabilized Portfolio Adjusted NOI
Development	$ 133	$ 414	$ 29
Redevelopment	257	472	55
Total	**$ 390**	**$ 886**	**$ 84**

LAND HELD FOR DEVELOPMENT / CASH / LOANS RECEIVABLE

Book value of land held for development	$ 820
Cash, cash equivalents, and restricted cash	537
Loans receivable, net of reserves	606
Total	**$ 1,963**

DEBT AND OTHER LIABILITIES[3]

Bank line of credit and commercial paper	$ 1,079
Term loans	1,650
Senior unsecured notes	6,900
Mortgage debt	349
Share of unconsolidated JV debt	213
Other liabilities (assets), net[4]	491
Total	**$ 10,682**

Fully-diluted shares and units	**713**

(1) Significant adjustments for mid-quarter acquisitions, dispositions, and development/redevelopment activity. 4Q25 adjustments include $325 million of outpatient medical dispositions and $450 million South San Francisco lab campus acquisition that closed in 2025 (remaining $150 million closed in early 2026). Also includes an adjustment for the difference between the average trailing-twelve month Life Plan NREF amortization and NREF cash collections.

(2) See Development and Redevelopment detail on page 19. Projected Stabilized Portfolio Adjusted NOI for redevelopments assumes a return on incremental capital and a return to stabilized occupancy levels.

(3) Represents principal amounts due and excludes unamortized premiums/ discounts, deferred loan expenses or other fair value adjustments as reflected on the balance sheet.

(4) Includes accounts payable, accrued liabilities, and other liabilities net of other assets. Excludes certain non-cash liabilities and assets including straight-line rents and net leasing costs.

Glossary

Adjusted Fixed Charge Coverage*
Fixed Charge Coverage Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Fixed Charge Coverage Adjusted EBITDAre and Fixed Charges.

Adjusted Funds From Operations ("AFFO")*
See the "Adjusted Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding AFFO.

Adjusted Net Operating Income ("NOI")*
Adjusted NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, and government grant income and exclusive of interest income), less property level operating expenses; and excludes all other financial statement amounts included in net income (loss). Adjusted NOI eliminates the effects of straight-line rents, amortization of market lease intangibles, termination fees, operator transition costs, and actuarial reserves for insurance claims that have been incurred but not reported. Adjusted NOI include the Company's pro rata share of Adjusted NOI from its unconsolidated JVs and exclude noncontrolling interests' pro rata share of NOI and Adjusted NOI from consolidated joint ventures. See the "Adjusted NOI" definition included in the accompanying Discussion and Reconciliation of Non-GAAP Financial Measures for further information regarding the impact of the Company's pro rata share on these measures.

Annualized Base Rent ("ABR")
The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors. Annualized Base Rent includes the Company's share of unconsolidated JVs calculated on the same basis and excludes properties in our Life Plan communities segment, properties within the other non-reportable segments, properties sold or held for sale during the quarter, and noncontrolling interests' share of consolidated JVs calculated on the same basis. Further, Annualized Base Rent does not include expense recoveries, additional rents in excess of floors, and non- cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, and deferred revenues). We use Annualized Base Rent for the purpose of determining Lease Expirations and Debt Investment Maturities.

Completion Date - Development/Redevelopment
For Developments, management's estimate of the period the core and shell structure improvements are expected to be or have been completed. For Redevelopments, management's estimate of the period in which major construction activity in relation to the scope of the project has been or will be substantially completed and excludes the completion of tenant improvements.

Consolidated Debt
The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets*
The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt
Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Cost to Complete
Includes lease commissions and tenant improvements incurred to date, and projected lease commissions through Occupancy.

Debt Investments
Loans secured by a direct interest in real estate and mezzanine loans.

Development
Includes ground-up construction. Newly completed developments are considered fully operating once the property is placed in service.

EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre*
EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction and merger-related items, prepayment costs (benefits) associated with early retirement or payment of debt, restructuring and severance-related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock-based compensation amortization expense, and non-refundable entrance fees collected in excess of (less than) the related amortization, adjusted to reflect the impact of transactions that occurred during the period as if the transactions occurred at the beginning of the period. Fixed Charge Coverage Adjusted EBITDAre is defined as Adjusted EBITDAre excluding the adjustment to reflect the impact of transactions that occurred during the period as if the transactions occurred at the beginning of the period. EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis.

Enterprise Debt*
Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets*
Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt*
Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees
Certain of our Life Plan communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Financial Leverage*
Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Glossary

Fixed Charges*
Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted*
See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding Nareit FFO and FFO as Adjusted.

Initial Capital Expenditures ("ICE")
Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

Initial Occupancy
Initial Occupancy is generally reflective of revenue recognition commencement, which may not coincide with the start of cash rental payments. Cash rental payments generally occur three to six months following Initial Occupancy. For multiple building projects, Initial Occupancy is reflective of the first tenant's occupancy date.

Investment and Portfolio Investment*
Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment include land held for development.

Life Plan Community ("Life Plan")
A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Merger-Combined Same-Store ("SS")*
Merger-Combined Same-Store Cash (Adjusted) NOI includes legacy Physicians Realty Trust properties that met the same-store criteria as if they were owned by the Company for the full analysis period. This information allows our investors, analysts, and Company management to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our portfolio of properties, excluding properties within the other non-reportable segments. We include properties from our consolidated portfolio, as well as properties owned by our unconsolidated joint ventures in Merger-Combined Same-Store Adjusted NOI (see Cash (Adjusted) NOI definitions above for further discussion regarding our use of pro-rata share information and its limitations). Properties are included in Merger-Combined Same-Store once they are fully operating for the entirety of the comparative periods presented. A property is removed from Merger-Combined Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event or planned operator transition that significantly impacts operations, or a significant tenant relocates from a Merger-Combined Same-Store property to a Merger-Combined non Same-Store property and that change results in a corresponding increase in revenue. We do not report Merger-Combined Same-Store metrics for our other non-reportable segments.

Management believes that continued reporting of the same-store portfolio for only pre-merger Healthpeak Properties, Inc. offers minimal value to investors who are seeking to understand the operating performance and growth potential of the combined company. The Company was provided access to the underlying financial statements of legacy Physicians Realty Trust and other detailed information about each property, such as the acquisition date. Based on this available information, the Company was able to consistently apply its same-store definition across the combined portfolio. As a result of the merger, approximately 95% of the combined portfolio is represented in the Merger-Combined Same-Store presentation for the outpatient medical segment.

Merger-Combined Same-Store Cash (Adjusted) NOI*
Merger-Combined Same-Store Cash (Adjusted) NOI is Merger-Combined Same-Store Cash Real Estate Revenues less Merger-Combined Same-Store Cash Operating Expenses.

Merger-Combined Same-Store Cash Operating Expenses*
Merger-Combined Same-Store Cash Operating Expenses are non-GAAP supplemental measures. Merger-Combined Same-Store Cash Operating Expenses represent property level operating expenses and exclude certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Merger-Combined Same-Store Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Merger-Combined Same-Store Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, operator transition costs, and actuarial reserves for insurance claims that have been incurred but not reported.

Merger-Combined Same-Store Cash Real Estate Revenues*
Merger-Combined Same-Store Cash Real Estate Revenues are non-GAAP supplemental measures. Merger-Combined Same-Store Cash Real Estate Revenues include rental related revenues, resident fees and services and exclude amortization of deferred revenue from tenant-funded improvements. Merger-Combined Same-Store Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Merger-Combined Same-store Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, and lease termination fees.

Metropolitan Statistical Areas ("MSA")
Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

Net Debt*
Enterprise Debt less the carrying amount of cash and cash equivalents, restricted cash, and expected net proceeds from the future settlement of shares issued through our equity forward contracts, as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JVs. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre*
Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Occupancy
Occupancy in our Operating Portfolio for lab buildings and outpatient medical buildings represents rentable square feet where leases have commenced (certificate of occupancy received), including month-to-month leases, as of the end of the period reported divided by total rentable square feet. For senior housing facilities, Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter available based on units. Occupancy excludes facilities that are currently in Development, vacant square feet under lease-up in newly completed or recently redeveloped facilities, and facilities held for sale. Occupancy in our Total Portfolio also includes facilities that are currently in development and redevelopment based on their Total Project Leased. Senior housing occupancy was derived solely from information provided by operators without independent verification by us. The percentages shown are weighted to reflect our ownership share.

Portfolio Adjusted NOI*
Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Glossary

Portfolio Cash Operating Expenses*

Portfolio Cash Operating Expenses are non-GAAP supplemental measures. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs). Portfolio Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Portfolio Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, and actuarial reserves for insurance claims that have been incurred but not reported.

Portfolio Cash Real Estate Revenues*

Portfolio Cash Real Estate Revenues are non-GAAP supplemental measures. Portfolio Cash Real Estate Revenues include rental related revenues, resident fees and services, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, and lease termination fees.

Portfolio Income*

Adjusted NOI plus interest income plus our pro rata share of Adjusted NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Adjusted NOI from consolidated JVs. Management believes that Portfolio Income is an important supplemental measure because it provides relevant and useful information regarding our performance; specifically, it is a measure of our property level profitability of the Company inclusive of interest income. Management believes that net income (loss) is the most directly comparable GAAP measure to Portfolio Income. Portfolio Income should not be viewed as an alternative measure of operating performance to net income (loss) as defined by GAAP since it does not reflect various excluded items.

Projected Stabilized Cash Yield

Projected Cash (Adjusted) NOI at stabilization divided by the expected total development costs.

Recurring Capital Expenditures

Recurring Capital Expenditures include costs incurred in our operating portfolio required to maintain the properties in current market condition and generally are recurring in nature.

Redevelopment

Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered fully operating once the property is placed in service. Redevelopment costs include only the incremental costs for the project.

Retention Rate

The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease and leases in assets designated as Held for Sale.

Revenue Enhancing Capital Expenditures

Revenue Enhancing Capital Expenditures include costs incurred to build out suites in shell condition or to reposition space that is expected to result in additional revenue upon the space being re-leased.

REVPOR*

The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. All facility occupancy data was derived solely from information provided by operators without independent verification by us. REVPOR relates to our Other non-reportable segment.

REVPOR Life Plan*

The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR Life Plan excludes newly completed assets under lease-up, assets sold, or acquired during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. All facility occupancy data was derived solely from information provided by operators without independent verification by us.

RIDEA

A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Secured Debt Ratio*

Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Share of Consolidated Joint Ventures ("JVs")

Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures

Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio. Certain unconsolidated joint ventures are excluded from leasing statistics when leasing information is not available.

Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

Units/Square Feet/Capacity

Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Lab buildings and outpatient medical buildings are measured in square feet, excluding square footage for development or square footage removed from service for redevelopment properties prior to completion. Capacities are presented at 100% ownership share.

* Non-GAAP Supplemental Measures
Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at https://ir.healthpeak.com/quarterly-results.

Additional Information



Lake Seminole Square
Seminole, FL

The information in this supplemental report should be read in conjunction with our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on our website, www.healthpeak.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on our website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in the Earnings Release and Supplemental Report can be found in the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures at https://ir.healthpeak.com/quarterly results. The contents of the Earnings Release and Supplemental Report are unaudited and totals may not add due to rounding. Throughout the Supplemental Report, segments, NOI, and other key performance metrics are inclusive of our share in unconsolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures for further information, including how pro rata information is derived and the limits of such data.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and the Company has not independently verified this information.

For more information, contact Andrew Johns, Senior Vice President - Investor Relations, at (720) 428-5050.